SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                Handleman Company
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                                (Name of Issuer)


                          Common Stock, $.01 per share
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                         (Title of Class of Securities)


                                    410252100
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                                 (CUSIP Number)


                               Ronald E. Gutfleish
                          c/o Elm Ridge Management, LLC
                          747 Third Avenue, 33rd Floor
                               New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 14, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   410252100
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ronald E. Gutfleish
    c/o Elm Ridge Capital Management, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,805,000

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,805,000


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,805,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.02%

14. TYPE OF REPORTING PERSON

    IN

CUSIP No.   410252100
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Elm Ridge Capital Management, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [x]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,031,600

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,031,600

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,031,600

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.01%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No.   410252100
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Elm Ridge Value Advisors, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    773,400

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    773,400

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    773,400

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.01%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No.  410252100
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is the Handleman Company, a Michigan corporation (the "Issuer"). The address of the Issuer's offices is 500 Kirts Blvd., Troy, Michigan 48084. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC, both Delaware limited liability companies and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The Reporting Persons' principle business address is located at 747 Third Avenue, 33rd Floor New York, NY 10017. Elm Ridge Value Advisors, LLC serves as general partner of Elm Ridge Value Parnters, L.P. and Elm Ridge Capital Partners, L.P. (collectively, the "Partnerships"). Each of the Partnerships is a Delaware limited partnership. Elm Ridge Capital Management, LLC serves as investment manager for Elm Ridge Value Partners Offshore Fund, Inc., a Cayman Islands exempted company (the "Offshore Fund"). Mr. Gutfleish also serves as the managing member of both Elm Ridge Value Advisors, LLC and Elm Ridge Capital Management, LLC and as the portfolio manager to the Partnerships, the Offshore Fund (collectively, the Partnerships and the Offshore Fund, are referred to as the "Clients").

     (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 1,805,000 shares.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 1,031,600 shares.

     As of the date hereof, Elm Ridge Value Advisors, LLC may be deemed to beneficially own 773,400 shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     On April 14, 2003, the Reporting Persons sent a letter dated April 14, 2003(attached hereto as Exhibit B) stating the Reporting Persons' frustration at recent policy decisions of the Board of Directors of the Issuer. Specifically, the Reporting Persons expressed dissatisfaction at the fact that the Issuer had abandoned a plan for the repurchase of shares in favor of a plan to acquire another corporation. The Issuer's decision to do so occurred after the proxy vote proposal deadline which is the last date that the Reporting Persons or other shareholders could voice their objections to the Issuer's decision and present a different course of action. The letter dated April 14, 2003, requests that the proxy voting proposal deadline be extended and indicates that there is legal precedent to support such an extension.

     In an effort to protect the investments made on behalf of it and its Clients, as well as to maximize shareholder value, the Reporting Persons and the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 1,805,000 Shares, or 7.02% of the Shares of the Issuer, based upon the 25,692,244 Shares outstanding as of March 7, 2003, according to the Issuer's most recent Form 10-Q.

     Ronald E. Gutfleish shares the power to vote or direct the vote of 1,805,000 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 1,805,000 shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 1,805,000 Shares were acquired for investment purposes. Ronald E. Gutfleish and/or Ronald E. Gutfleish on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Ronald E. Gutfleish may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 1,031,600 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the 1,031,600 shares to which this filing relates.

     Elm Ridge Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 1,031,600 Shares were acquired for investment purposes. Elm Ridge Capital Management, LLC and/or Elm Ridge Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Value Advisors, LLC shares the power to vote or direct the vote of the 773,400 Shares to which this filing relates.

     Elm Ridge Value Advisors, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Value Advisors, LLC shares the power to dispose or direct the disposition of the 773,400 shares to which this filing relates.

     Elm Ridge Value Advisors, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Elm Ridge Value Advisors, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The 773,400 Shares were acquired for investment purposes. Elm Ridge Value Advisors, LLC and/or Elm Ridge Value Advisors, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Value Advisors, LLC may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer Exhibit B:
     Letter from Mr. Gutfleish to the Issuer's Board of Directors

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  April 15, 2003
                                      ----------------------------------------
                                                    (Date)


                                               Ronald E. Gutfleish*

                                               BY: /s/ Ronald E. Gutfleish*
                                        ----------------------------------------
                                        Name: Ronald E. Gutfleish
                                        Title: Managing Member


                                        Elm Ridge Capital Management, LLC*

                                              BY: /s/ Ronald E. Gutfleish*
                                        ----------------------------------------
                                        Name: Ronald E. Gutfleish
                                        Title: Managing Member

                                        Elm Ridge Value Advisors, LLC*

                                              BY: /s/ Ronald E. Gutfleish*
                                        ----------------------------------------
                                        Name: Ronald E. Gutfleish
                                        Title: Managing Member


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A
                           Transactions in the Shares




                         Number of Shares               Price of
Transaction              Purchase/(SOLD)                Shares

Elm Ridge Capital Partners, L.P. Main account:
2/26/03                      64,500                  $900,897.30
3/4/03                       13,500                  $196,246.80
3/31/03                       2,400                   $35,244.48
4/2/03                       (1,000)                 ($15,466.67)
4/3/03                      (30,300)                ($468,382.67)
4/4/03                      (25,800)                ($399,251.73)
4/7/03                       (7,600)                ($120,725.65)
4/10/03                      (2,200)                 ($35,180.74)
4/14/03                     (13,100)                ($205,921.02)

Elm Ridge Offshore Fund, Inc. Main account:
2/26/03                      80,500                $1,124,375.70
2/28/03                       2,700                   $38,205.00
3/4/03                       23,500                  $341,614.80
3/31/03                      17,600                  $258,459.52
4/2/03                       (1,300)                 ($20,106.67)
4/3/03                      (46,100)                ($712,621.82)
4/4/03                      (38,300)                ($592,687.65)
4/7/03                      (11,600)                ($184,265.46)
4/10/03                      (3,200)                 ($51,171.99)
4/14/03                     (21,400)                ($336,390.06)

Elm Ridge Value Partners, L.P. Main Account:
2/26/03                       5,000                   $69,837.00
4/3/03                       (3,600)                 ($55,649.42)
4/4/03                       (2,800)                 ($43,329.64)
4/7/03                         (800)                 ($12,707.96)
4/10/03                        (200)                  ($3,198.24)
4/14/03                      (1,600)                 ($25,150.65)

         Exhibit B: Letter from Mr. Gutfleish to the Board of Directors
          --------- ---------------------------------------------------
                       of the Issuer dated April 14, 2003
                       ----------------------------------

April 14, 2003




Board of Directors of Handleman Co.
c/o Mr. Stephen Strome
Chairman/CEO
Handleman Company
500 Kirts Blvd
Troy, MI 48084-4142


Ladies and Gentlemen:


We received your letter sent by Chairman and Chief Executive Officer, Stephen Strome, dated April 11, 2003 responding to our letter to the board of directors of April 1, 2003. Although, in his letter, Mr. Strome continues his attempt to justify his reasoning for postponing our company's stock buyback, we continue to be distressed by management's willingness to disregard the clearly expressed wishes of its shareholders by this sudden change of course. We are encouraged by the fact other shareholders of our company independently seem to share the same view.

We continue to be troubled by the timing of the two conflicting announcements that straddled the deadline for submission of shareholder proposals for inclusion in the company's forthcoming annual meeting proxy. As your largest shareholder we feel betrayed by being denied the opportunity to make such a proposal before becoming aware of the company's intentions.

We respectfully ask the board to extend the proxy deadline to give us the opportunity to properly consider with the knowledge of this important shift in our company's direction. We have been advised that there is legal precedent for extending the proxy vote deadline.

We also want to make you aware that this is the first time we have ever filed a 13D (i.e., that we are not merely a passive investor) and do not make a habit of opposing management decisions, but we feel that management's approach in this case necessitated action on our part to protect our interests and the interests of our own investors. We do not have, in Mr. Strome's words, a "lack of concern about [Handleman's] need for customer diversification." We just feel that management should properly weigh the returns of any investment decisions against those from buying back stock. We are worried that Mr. Strome's perceived "obligation to our shareholders and all of our constituents to address these issues and explore ways to continue to grow our business profitably" has come at the expense of simple mathematics. If he can demonstrate that the returns from an acquisition will produce a better risk/return profile than buying back our company's stock, then we would support him in such an endeavor. But we want to know that the calculus has been or will be made; and if so, that it has been sufficiently demonstrated to the shareholders. Strategic goals do not justify abandoning simple math. Requiring that an acquisition be accretive to earnings is a rather low hurdle in an era of 3% short-term interest rates, where almost any acquisition would meet this criterion. We want to know how it would line up versus a substantive share repurchase.

We trust that the board of directors will consider our views and that each director will properly discharge the duty he owes to us and all other shareholders.

We eagerly await your response.






Ronald Gutfleish                         Steven DiMartino
Managing Member                          Chief Operating Officer
Elm Ridge Capital Management, LLC        Elm Ridge Capital Management, LLC
Elm Ridge Value Advisors, LLC            Elm Ridge Value Advisors, LLC




 03563.0001 #395288